Exhibit 99.2

COUGAR OIL AND GAS CANADA, INC.

Interim Financial Statements

3RD QUARTER

September 30, 2011 and 2010

(Unaudited – Prepared by Management)

Notice of No Auditor Review of Interim Financial Statements
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited interim financial statements as at and for the three and nine months ended SEPTEMBER 30, 2011 and 2010.

COUGAR OIL AND GAS CANADA, INC.
INTERIM BALANCE SHEETS
(UNAUDITED - REPORTED IN CANADIAN DOLLARS)

	September 30,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$31,975	$1,678
Accounts receivable	564,420	467,359
Accounts receivable, other	92,808	51,165
Prepaid expenses and deposits (note 2)	108,239	59,038
Total current assets	797,442	579,240

Oil and natural gas properties, full cost accounting (note 3)
Proved properties	13,467,369	9,212,427
Less: accumulated depreciation, depletion and amortization	(5,526,829)	(3,466,639)
Net	7,940,540	5,745,788
Undeveloped properties excluded from amortization (note 3)	5,496,934	3,936,797
Furniture and fixtures, net	5,066	5,363
	13,442,540	9,687,948

Total assets	$14,239,982	$10,267,188

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses (note 4)	$4,370,572	$1,889,266
Operating line of credit (note 5)	2,275,000	2,025,000
Current maturities of long term debt (note 6)	1,780,765	818,906
Intercompany note (note 7)	890,156	-
Short term notes payable (note 6)	17,053	15,623
Related party obligations (note 11)	338,504	458,008
Total current liabilities	9,672,050	5,206,803

Long term debt (note 6)	2,918,217	2,707,186
Asset retirement obligations (note 8)	1,769,899	1,332,747
Total liabilities	14,360,166	9,246,736

Commitments and contingencies (note 12)

Stockholders' equity (notes 9 & 10)
Common stock, no par value; unlimited authorized; 67,887,612 and 64,047,111 shares issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	6,472,872	5,207,027
Additional paid in capital	3,487,455	622,174
Deficit	(9,896,876)	(4,810,977)
Other comprehensive income (loss)	(183,635)	2,228
Total stockholders' equity (deficiency)	(120,184)	1,020,452

Total liabilities and stockholders' equity	$14,239,982	$10,267,188

The accompanying notes are an integral part of these unaudited interim financial statements

COUGAR OIL AND GAS CANADA, INC.
INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED - REPORTED IN CANADIAN DOLLARS)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
REVENUE:
Oil & Gas sales, net of royalties	$689,362	$801,736	$1,932,014	$2,525,329

EXPENSES:
Operating	386,720	364,435	1,422,938	1,159,482
General and administrative	675,685	467,486	1,958,652	1,343,615
Impairment of oil and gas properties	-	-	1,317,310	101,912
Depletion, depreciation and amortization	290,724	393,032	833,101	939,076
Total expenses	1,353,129	1,224,953	5,532,001	3,544,085
Net loss from operations	(663,766)	(423,218)	(3,599,987)	(1,018,756)

OTHER INCOME (EXPENSE):
Gain on asset retirement	-	933	-	78,283
Interest income	-	240	-	240
Interest expense	(1,043,987)	(88,570)	(1,485,912)	(254,675)
Net loss before income taxes	(1,707,753)	(510,615)	(5,085,899)	(1,194,908)
Provision for income taxes (benefit) (note 13)	-	-	-	-
NET LOSS	$(1,707,753)	$(510,615)	$(5,085,899)	$(1,194,908)

Loss per common stock, basic and fully diluted	$(0.03)	$(0.01)	$(0.08)	$(0.02)
Weighted average number of outstanding shares, basic and fully diluted	67,887,612	61,863,703	67,403,915	60,335,654

Comprehensive loss:
Net loss	$(1,707,753)	$(510,615)	$(5,085,899)	$(1,194,908)
Foreign currency translation gain (loss)	(3,808)	299	(185,863)	(609)
Comprehensive loss:	$(1,711,561)	$(510,316)	$(5,271,762)	$(1,195,517)

The accompanying notes are an integral part of these unaudited interim financial statements

COUGAR OIL AND GAS CANADA, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FROM JANUARY 1, 2010 THROUGH SEPTEMBER 30, 2011
(UNAUDITED - REPORTED IN CANADIAN DOLLARS)

			Additional		Other
	Common stock		Paid in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (loss)	Total
Balance, December 31, 2009	44,997,979	$4,219,164	$128,210	$(2,825,399)	$(37)	$1,521,938
Common stock issued in exchange for related party note receivable	648,444	1,357,714	-	-	-	1,357,714
Effect of merger with Cougar Oil and Gas Canada, Inc. (formerly Ore-More Resources, Inc.)	16,200,000	(1,446,838)	-	-	-	(1,446,838)
Common stock issued in exchange for exercise of warrants	6,930	3,999	-	-	-	3,999
Fair value of issued options	-	-	192,653	-	-	192,653
Foreign currency translation loss	-	-	-	-	(243)	(243)
Net loss	-	-	-	(858,224)	-	(858,224)
Balance, July 31, 2010	61,853,353	$4,134,039	$320,863	$(3,683,623)	$(280)	$770,999
Common stock issued in exchange for exercise of warrants	2,007,918	590,220	-	-	-	590,220
Common stock issued for debt repayment	185,840	482,768		-	-	482,768
Fair value of issued options	-	-	301,311	-	-	301,311
Foreign currency translation gain	-	-	-	-	2,508	2,508
Net loss	-	-	-	(1,127,354)	-	(1,127,354)
Balance, December 31, 2010	64,047,111	$5,207,027	$622,174	$(4,810,977)	$2,228	$1,020,452
Common stock issued in exchange for exercise of warrants	3,840,501	1,265,845	-	-	-	1,265,845
Fair value of beneficial conversion feature on debt	-	-	1,914,728			1,914,728
Fair value of issued options	-	-	950,553	-	-	950,553
Foreign currency translation gain	-	-	-	-	(185,863)	(185,863)
Net loss	-	-	-	(5,085,899)	-	(5,085,899)
Balance, September 30, 2011	67,887,612	$6,472,872	$3,487,455	$(9,896,876)	$(183,635)	$(120,184)

The accompanying notes are an integral part of these unaudited interim financial statements

COUGAR OIL AND GAS CANADA, INC.
INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED - REPORTED IN CANADIAN DOLLARS)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,707,753)	$(510,615)	$(5,085,899)	$(1,194,908)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, accretion and depletion	290,724	393,032	833,101	939,076
Impairment loss on oil and gas properties	-	-	1,317,310	101,912
Gain on asset retirement	-	(933)	-	(78,283)
Fair value of vested options for services rendered	343,527	147,480	950,553	293,373
Amortization of debt discount	901,994	-	1,104,003	-
Interest expense charged to notes payable	103,057	-	276,231	-
Changes in:
Accounts receivable	(44,010)	(14,449)	(138,704)	(252,017)
Prepaid and other	10,466	23,249	(49,201)	(1,691)
Accounts payable and accrued expenses	295,484	622,845	2,482,739	1,480,847
Net cash provided by operating activities	193,489	660,609	1,690,133	1,288,309

CASH FLOWS FROM INVESTING ACTIVITES:
Property acquisition and development	(73,444)	(562,154)	(5,181,075)	(1,798,571)
Purchase of equipment	(59,198)	(1,118)	(369,208)	(7,976)
Net cash used in investing activities	(132,642)	(563,272)	(5,550,283)	(1,806,547)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock, net of costs	-	-	-	(89,124)
Proceeds from exercise of warrants	-	9,989	1,265,845	13,988
Proceeds from operating line of credit	50,000	285,000	250,000	1,485,000
Proceeds from (repayments of) short term borrowing	-	(361)	-	18,319
Proceeds from (repayments of) related party loans	(20,418)	304,711	780,496	(508,525)
Proceeds from (repayments of) long-term debt	(85,000)	(702,218)	1,600,588	(400,811)
Net cash provided by financing activities	(55,418)	(102,879)	3,896,929	518,847
Effect on foreign currency rate change on cash	(1,123)	299	(6,481)	(609)
Net increase (decrease) in cash and cash equivalents	4,306	(5,243)	30,297	-
Cash and cash equivalents - beginning of period	27,669	5,243	1,678	-
Cash and cash equivalents - end of period	$31,975	$-	$31,975	$-

Supplemental disclosures of cash flow information:
Income taxes paid	$-	$-	$-	$-
Interest paid	$89,033	$88,385	$268,929	$244,323

The accompanying notes are an integral part of these unaudited interim financial statements

COUGAR OIL AND GAS CANADA, INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
(UNAUDITED - REPORTED IN CANADIAN DOLLARS)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles and on a basis consistent with the audited December 31, 2010 financial statements except that certain disclosures have been condensed or omitted. Accordingly, these unaudited interim financial statements should be read in conjunction with the notes contained in the Company’s audited December 31, 2010 financial statements.

Since a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic unaudited financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. A summary of the significant accounting policies applied in the preparation of the accompanying unaudited interim financial statements are as follows:

Basis and business presentation

On January 1, 2011, Cougar Oil and Gas Canada, Inc. amalgamated with its wholly owned subsidiary, Cougar Energy, Inc. As a result of the amalgamation, the Company, which continued under the name Cougar Oil and Gas Canada, Inc., has changed its financial reporting year end to December 31st. These unaudited financial statements include the amalgamated accounts at September 30, 2011 and for the period ended September 30, 2011, and the accounts of Cougar and Cougar Energy, Inc., a wholly-owned subsidiary, at December 31, 2010 and at September 30, 2010, and for the period ended September 30, 2010. All significant intercompany balances and transactions have been eliminated in the amounts.

Cougar Oil and Gas Canada, Inc. (“Cougar”, “we”, “us”, “our”), formerly Ore-More Resources, Inc., was incorporated under the laws of the Province of Alberta, Canada on June 20, 2007.  Our principal activity is in the exploration, development, production and sale of oil and natural gas.

Our main operations are currently in the Alberta and British Columbia provinces of Canada. Our focus has developed into the specific projects of:

•	Cougar Trout Properties, Alberta (Core Area) – farm-in and acquired lands in the Trout, Kidney and Equisetum fields;

•
Peerless/Trout Lake Joint Venture Projects, Alberta - mineral leases, exploration and development opportunities within and adjacent to the Peerless Lake/Trout Lake Land Entitlement Claim;
Other Joint Ventures with Alberta Treaty Land Entitlement Claims;

•	Lucy, British Columbia - Horn River Basin Muskwa shale gas project;
•	Manning, Alberta – Development of a heavy oil project through two farm-in arrangements;

•	Other Alberta properties.

Reverse Acquisition
In January 2010, the Company entered into a stock purchase Agreement (the “Agreement”) with Cougar Energy, Inc. (which we refer to as CEI) and Cougar then shareholders whereby CEI agreed to acquire the entire issued and outstanding shares of the common stock of CEI in two stages:

a)  On January 20, 2010, the Company finalized stock purchase agreements effective January 18, 2010 by and between the Company and Zentrum Energie Trust AG, CAT Brokerage AG, LB (Swiss) Private Bank for its client, Mauschen Finanz Inc. and Rahn and Bodmer (collectively the “Vendors”), whereby the Company purchased from the Vendors shares and warrants of the common stock of CEI held by the Vendors.  The Vendors tendered a total of 884,616 common shares of CEI and 884,616 warrants granting the right to the holder, which shall be the Company pursuant to the transfer, to purchase an additional 884,616 common shares of CEI on or before December 4, 2011.   As consideration for the common shares and warrants of CEI tendered by the Vendors, the Company issued a total of 3,980,775 shares of its common stock to the Vendors and an equal number of warrants, entitling the holders to exercise a total of 5,348,085 warrants.  The warrants have the following exercise prices and expiry dates:

•	1,246,155 warrants to purchase common shares exercisable at $0.288 per common share and expiring on March 4, 2011.
•	2,025,000 warrants to purchase common shares exercisable at $0.288 per common share and expiring on October 31, 2011.

•	2,076,930 warrants to purchase common shares exercisable at $0.577 per common share and expiring on December 4, 2011.

The shares and warrants were exchanged during the week ended January 30, 2010.

b)  On January 25, 2010, the Company finalized a share purchase agreement between the Company and Kodiak Energy Inc. (“Kodiak”) whereby the Company purchased from Kodiak a total of 8,461,549 shares of the common shares of CEI held by Kodiak.  The share purchase agreement called for the Company to issue a total of 1.5 shares of common stock for each share of CEI tendered by Kodiak, resulting in the Company issuing a total of 12,692,324 (38,076,933 shares post split) shares of common stock.  As further consideration for the acquisition of the CEI common shares, the Company forgave all current indebtedness owed to the Company by Kodiak and guaranteed by CEI, which was in the amount of $1,296,889 (Cdn $1,357,714).  An additional condition to the agreement was that a total of 12,000,000 restricted common shares of the Company were cancelled.

Upon consummation of the acquisition, CEI became the only wholly-owned subsidiary of the Company.  Subsequent to the completion of the reverse acquisition, the Company amended its article of incorporation and changed its name to Cougar Oil and Gas Canada, Inc.

The acquisition is accounted for as a “reverse acquisition”, since the stockholders of CEI owned a majority of the Company’s common stock immediately following the transaction and their management has assumed operational, management and governance control. The reverse acquisition transaction is recorded as a recapitalization of CEI pursuant to which CEI is treated as the surviving and continuing entity although the Company is the legal acquirer rather than a business combination.  The Company did not recognize goodwill or any intangible assets in connection with this transaction.  Accordingly, the Company’s historical financial statements are those of CEI from its date of inception on November 21, 2008.

Prior to the acquisition of CEI, the Company had operating assets and activities within the oil and gas industry, and therefore the acquisition of CEI is not characterized as a shell transaction under SEC rules and regulations.

Functional currency

The reporting and functional currency of the Companies is the Canadian dollar. When a transaction is executed in a foreign currency, it is re-measured into Canadian dollars based on appropriate rates of exchange in effect at the time of the transaction. The resulting foreign currency transactions gains (losses) are included in general and administrative expenses in the accompanying unaudited interim statements of operations.

At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the Companies are adjusted to reflect the current exchange rate. The cumulative translation adjustments are included in accumulated other comprehensive income  (loss) in the equity section of the unaudited interim balance sheet.

Reclassification

Certain reclassifications may have been made to prior periods’ data to conform to the current period’s presentation. These reclassifications had no effect on reported income or losses.

Revenue Recognition

The Company uses the sales method of accounting for the recognition of natural gas and oil revenues. The Company is the operator on all of its properties. The Company has an agreement with the marketers of our product to sell, on its behalf, production from the properties for which it has working interest ownership. Since there is a ready market for natural gas, crude oil and natural gas liquids (“NGLs”), production is sold at various locations at which time title and risk of loss pass to the marketer.

The Company records its share of revenues based on sales volumes and contracted sales prices. The sales price for natural gas, natural gas liquids and crude oil are adjusted for transportation cost and other related deductions. The transportation costs and other deductions are based on contractual or historical data and do not require significant judgment. Subsequently, these deductions and transportation costs are adjusted to reflect actual charges based on third party documents once received by the Company. Historically, these adjustments have been insignificant. In addition, natural gas and crude oil volumes sold are not significantly different from the Company’s share of production.

The Company receives its share of revenue after all calculated crown royalties are paid on natural gas, crude oil and NGLs in accordance with the particular contractual provisions of the lease, license or concession agreements and the laws and regulations applicable to those agreements. Private royalties are accrued and paid upon receipt of payment.

Cash and Cash Equivalents

Cash and cash equivalents represent cash in banks. The Company considers any highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company’s accounts receivable are concentrated among entities engaged in the energy industry, within Canada. Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the Canada Deposit Insurance Corporation insurance limit.

Accounting for Bad Debts and Allowances

Bad debts and allowances are provided based on historical experience and management's evaluation of outstanding accounts receivable. Management periodically evaluates past due or delinquency of accounts receivable in evaluating its allowance for doubtful accounts. For oil and gas sales receivables we generally only consider booking an allowance if and when a specific instance of nonpayment occurs. Allowance for doubtful accounts was $nil at September 30, 2011 and December 31, 2010.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of properties within a relatively large geopolitical cost center in our case, by country, and are capitalized when incurred and are amortized as mineral reserves in the cost center are produced, subject to a limitation that the capitalized costs not exceed the value of those reserves. In some cases, however, certain significant costs designated as unproven properties are deferred separately without amortization until the specific property to which they relate is found to be either productive or nonproductive, at which time those deferred costs and any reserves attributable to the property are included in the computation of amortization in the cost center. All costs incurred in oil and gas producing activities are regarded as integral to the acquisition, discovery, and development of whatever reserves ultimately result from the efforts as a whole, and are thus associated with the Company’s reserves. The Company capitalizes internal costs directly identified with performing or managing acquisition, exploration and development activities. The Company has not capitalized any internal costs or interest at September 30, 2011, December 31, 2010 and September 30, 2010. Unevaluated and undeveloped costs are excluded from the full cost pool and are periodically evaluated for impairment rather than amortized. Upon evaluation, costs associated with productive properties are transferred to the full cost pool and amortized. Gains or losses on the sale of oil and natural gas properties are generally included in the full cost pool unless the entire pool is sold.

Capitalized costs and estimated future development costs are amortized on a unit-of-production method based on proved reserves associated with the applicable country cost center. The Company has assessed the impairment for oil and natural gas properties for the full cost pool at each reporting date and will assess quarterly thereafter using a ceiling test to determine if impairment is necessary. Specifically, the net unamortized costs for each full cost pool less related deferred income taxes is compared to (a) the present value, discounted at 10%, of future net cash flows from estimated production of proved oil and gas reserves plus (b) all costs being excluded from the amortization base plus (c) the lower of cost or estimated fair value of unproved properties included in the amortization base less (d) the income tax effects related to differences between the book and tax basis of the properties involved. The present value of future net revenues is based on current prices, with consideration of price changes only to the extent provided by contractual arrangements, as of the latest balance sheet presented. The full cost ceiling test takes into account the prices of qualifying cash flow hedges in calculating the current price of the quantities of the future production of oil and gas reserves covered by the hedges as of the balance sheet date. In addition, the use of the hedge-adjusted price is consistently applied in all reporting periods and the effects of using cash flow hedges in calculating the ceiling test, the portion of future oil and gas production being hedged, and the dollar amount that would have been charged to income had the effects of the cash flow hedges not been considered in calculating the ceiling limitation should be disclosed. Any excess is charged to expense during the period that the excess occurs. The Company did not have any hedging activities from November 21, 2008 (date of inception) through September 30, 2011. Application of the ceiling test is required for reporting purposes, and any write-downs are not reinstated even if the cost ceiling subsequently increases by year-end. Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss as recognized in income.   Abandonment of properties is accounted for as adjustments of capitalized costs with no recognized in current period operations.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over estimated useful lives of five years. Repair and maintenance costs are charged to expense as incurred while acquisitions are capitalized as additions to the related assets in the period incurred. Gains or losses from the disposal of property, plant and equipment are recorded in the period incurred. The net book value of the property, plant and equipment that is retired or sold is charged to accumulated depreciation and amortization, and the difference is recognized as a gain or loss in the results of operations in the period the retirement or sale transpires.

Reserves

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which is effective for reporting reserve information. In January 2010, the FASB issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. Under the SEC’s final rule, prior period reserves were not restated. The Company has used this guidance in reporting reserve information.

Impairment of long lived assets

The Company has adopted Accounting Standards Codification subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. ASC 360-10 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Values

The Company has adopted Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”).  ASC 820-10 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. ASC 820-10 delayed, until the first quarter of fiscal year 2009, the effective date for ASC 820-10 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820-10 did not have a material impact on the Company’s financial position or operations.

Income Taxes

The Company has adopted Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant. The adoption of ASC 740-10 did not have a material impact on the Company’s results of operations or financial condition.

Comprehensive Income (Loss)

The Company adopted Statement of Accounting Standards Codification subtopic 220-10, Comprehensive Income (“ASC 220-10”) . ASC 220-10 establishes standards for the reporting and displaying of comprehensive income and its components. Comprehensive income (loss) is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owners sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. ASC 220-10 requires other comprehensive income (loss) to include foreign currency translation adjustments and unrealized gains and losses on available for sale securities.

Net Loss per Share

The Company has adopted Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share information. Basic loss per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants have been excluded as common stock equivalents in the diluted loss per share because their effect is anti-dilutive on the computation.

Fully diluted shares outstanding were 67,403,915 and 60,335,654 shares for the nine months ended September 30, 2011 and 2010, respectively.

Stock based compensation

Effective since inception, the Company has adopted Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  Pro-forma disclosure is no longer an alternative. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in ASC 718-10.  The Company implemented ASC 718-10 on November 21, 2008 (date of inception) using the modified prospective method.

The Company granted equity based compensation over the years to employees and directors of the Company under its equity plans.  The Company granted non-qualified stock options of Nil (Nil – September 30, 2010) and nil shares of common stock of the Company, and had cancellations of Nil options (Nil – September 30, 2010) during the quarter ended September 30, 2011 to employees and directors of the Company under the Employee Retention Plan. As of September 30, 2011, there were outstanding employee stock options to purchase 5,815,000 shares of the Company's common stock, 2,772,500 shares of which were vested.

Going concern uncertainty

These unaudited interim financial statements have been prepared assuming the Company will continue as a going concern, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has not consistently generated positive cash flow since inception and has incurred operating losses and will need additional working capital for its future planned activities. The success of these programs is yet to be determined. These conditions raise doubt about the Company’s ability to continue as a going concern. The Company is subject to a financial covenant regarding its working capital ratio that is adjusted to meet requirements within its credit facility. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to finance ongoing operations and to provide for an adequate working capital ratio as determined by the credit facility. The Company’s strategy to address this uncertainty includes seeking additional equity and debt financing; however, there are no assurances that any such financings can be obtained on favorable terms, if at all. These unaudited interim financial statements do not reflect the adjustments or reclassification of assets and liabilities that would be necessary if the Company were unable to continue its operations.

2.         PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits were comprised of the following:
	September 30, 2011	December 31, 2010
Prepaid general and administrative expenses	$19,452	$20,043
Prepaid rent	27,885	27,885
Prepaid operating expenses, deposits and other	60,902	11,110
Total	$108,239	$59,038

3.         OIL AND GAS PROPERTIES

Major classes of oil and gas properties under the full cost method of accounting consist of the following:

	September 30, 2011	December 31, 2010
Proved properties, net of cumulative impairment charges	$13,467,369	$9,212,427
Unevaluated and Unproved properties	5,496,934	3,936,797
Gross oil and gas properties	18,964,303	13,149,224
Less: accumulated depletion, accretion and impairments	(5,526,829)	(3,466,639)
Net oil and gas properties	$13,437,474	$9,682,585

Unevaluated and Unproved Properties

The Company has certain unevaluated and unproved properties, valued at cost, that have been excluded from costs subject to depletion. These costs amounting to $5,496,934 as at September 30, 2011 ($3,936,797 as at December 31, 2010) are subject to a test for impairment that is separate from the test applied to proved properties.
Included in the Company’s oil and gas properties are asset retirement obligations comprised of both current and long term items of $1,557,075 as of September 30, 2011($1,207,371 as of December 31, 2010).

Quarterly, the Company assesses the value of unamortized capitalized costs within its cost center over the discounted present value of cash flows associated with its reserves. Any excess requires an immediate write-down of its capital costs by this amount, under the full cost ceiling test.

Impairment Charges

During the nine months ended September 30, 2011, total impairment charges under the full cost ceiling test were $1,317,310 ($101,912 – September 30, 2010) and is reported within the expense category “Impairment of Oil and Gas Properties”. The most significant factor causing the charge was that capital additions during the period exceeded the excess of the NPV of proved reserves over net book value of the PNG properties calculated at year end. The expenditures did not increase the reserve value since they were already included in the reserve analysis.

4.         ACCOUNTS PAYABLE AND ACCRUED LIABLITIES

Accounts payable and accrued liabilities are comprised of the following:

	September 30, 2011	December 31, 2010
Accounts payable	$4,152,228	$1,185,027
Accrued expenses	57,011	604,886
Cash calls and Joint venture payables	161,333	99,353
Total	$4,370,572	$1,889,266

The Company has reached agreement on repayment terms on a portion of the accounts payable with suppliers subsequent to September 30, 2011.

5.         OPERATING LINE OF CREDIT

During 2010 the Company reached formal agreement with a Canadian bank for two credit facilities. The first credit facility is a revolving demand loan facility in the amount of Cdn$1,500,000 bearing an interest at prime plus 3.5% per annum. The second credit facility is a $1,000,000  non-revolving acquisition/development demand loan bearing an annual interest rate of prime plus 3.0% per annum. Under the terms of the Agreement, the two credit facilities were committed for the development of existing proved non-producing/undeveloped petroleum and natural gas reserves.

The credit facility is secured by a $25,000,000 floating first charge debenture over all of the Company’s assets.

On October 14, 2010, the first credit facility revolving demand loan was increased from $1,500,000 to $2,500,000 and the second credit facility was then cancelled.

As at September 30, 2011, a total of $2,275,000 was drawn on the revolving line (December 31, 2010 – $2,025,000).

6.         LONG TERM AND SHORT TERM DEBT PAYABLE

Long term notes and debentures payable are comprised of the following:

	September 30, 2011	December 31, 2010
Secured Obligation under purchase and sale agreement to acquire property from vendor, gross amount	$3,165,000	$3,930,000
Amount of discount to be accreted in the future (at 7.5% annually – 0.625% per month)	(249,611)	(413,908)
Net carrying value	$2,915,389	$3,516,092

Secured Convertible debentures, gross amount	$2,630,953	$-
Amount of discount to be accreted in the future (periods ranging from 14 to 17 months)	(847,360)	-
Net carrying value	$1,783,593	$-
Total carrying value	4,698,982	3,516,092

Less current portion	(1,780,765)	(808,906)
Long term portion	$2,918,217	$2,707,186

Current portion of long term debt-as above	$1,780,765	$808,906
Note payable-non- interest bearing, due on demand	-	10,000
Total current maturities of long term debt	$1,780,765	$818,906

On August 18, 2009, the Company entered into a Purchase and Sale Agreement to acquire certain oil and gas properties.  The Gross purchase price of $6,000,000 is payable over a 54 month term with variable monthly payments.  Amounts owing under the Purchase and Sale Agreement are non-interest bearing.

The Company recorded the obligation at present value using an interest rate of 7.5% per annum and is accreting using the effective interest method over the term of the obligation.

The Company has the right to prepay the vendor loan in full, without penalty, semi-annually commencing March 31, 2010 at a proportionate discount to the original purchase price. The indebtedness is secured by a debenture covering a fixed and floating charge over Cougar's interest in the acquired properties.

During the nine months ended September 30, 2011, interest of $164,297 was recorded as interest expense in relation to the discount on the vendor acquired indebtedness.

Convertible Debentures

On February 3, 2011 the Company entered into a financing agreement to be administered through the issuance of convertible debentures to a maximum of 4,700,000 Swiss Francs (approximately $5,000,000 CAN), subject to certain conditions. The debentures have a term of 18 months from receipt of funds and accrue interest at the rate of Bank of Canada prime plus 3% per annum. As renegotiated, the holders of the secured debentures have the option to convert the balance of the note plus accrued interest into common shares of Cougar at a price based on a 10 day volume weighted average discounted at 10%, at time of notice to convert, with a minimum price of $0.75 USD. In addition, an equivalent number of common share purchase warrants priced at 130% of the conversion price and with a 4 year term will be issued when the debenture is converted.

In accordance with ASC 470-20, the Company recognizes an embedded beneficial conversion feature present in the debenture when it is issued. The Company allocates a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. . The debt discount attributed to the beneficial conversion feature is amortized over the debenture’s maturity period (eighteen months) as interest expense.

In connection with the placement of the debentures, the Company is contingently obligated to issue detachable warrants granting the holder the right to acquire shares of the Company’s common stock at 130% of the conversion price upon debenture conversion. The warrants, if issued, expire four years from the issuance. In accordance with ASC 470-20, the Company determines the allocated value attributable to the warrants and will recognize it as a charge to interest expense upon issuance.

The following debentures have been issued pursuant to the financing agreement:

On February 25, 2011, the Company received the initial draw down of 950,000 Swiss Francs ($985,388 CAN) and issued a secured convertible debenture as described above.

The Company recognized and measured an amount of $406,724 of the proceeds, which is equal to the allocated intrinsic value of the revised embedded beneficial conversion feature, to additional paid-in capital and a discount against the debenture.

The Company determined the allocated value attributable to the contingent warrants in the amount of $381,650 and will recognize a charge to interest expense upon issuance. The Company valued the warrants in accordance with ASC 470-20 using the Black-Scholes pricing model and the following assumptions: contractual terms of 4 years, an average risk free interest rate of 1.86%, a dividend yield of 0%, and volatility of 80.61%.

Amortization of $218,455 of the discount due to the beneficial conversion feature was recorded for nine months ended September 30, 2011.

On April 13, 2011, the Company received 927,500 Swiss Francs ($1,000,000 CAN) under the financing agreement and issued a secured convertible debenture as the second draw down on the $5,000,000 facility previously described.

The Company recognized and measured an aggregate of $411,281 of the proceeds, which is equal to the allocated intrinsic value of the revised embedded beneficial conversion feature, to additional paid-in capital and a discount against the debenture.

The Company determined the allocated value attributable to the warrants in the amount of $385,926 and will recognize a charge to interest expense upon issuance. The Company valued the warrants in accordance with ASC 470-20 using the Black-Scholes pricing model and the following assumptions: contractual terms of 4 years, an average risk free interest rate of 1.86%, a dividend yield of 0%, and volatility of 80.61%.

Amortization of $124,680 of the discount due to the beneficial conversion feature was recorded for nine months ended September 30, 2011.

On May 5, 2011, Cougar issued a 200,000 Swiss Franc ($220,200 CAN) secured convertible debenture on receipt of funds representing the third draw on the financing agreement facility previously described.

The Company recognized and measured an aggregate of $90,698 of the proceeds, which is equal to the allocated intrinsic value of the revised embedded beneficial conversion feature, to additional paid-in capital and a discount against the debenture.

The Company determined the allocated value attributable to the warrants in the amount of $84,857 and will recognize a charge to interest expense upon issuance. The Company valued the warrants in accordance with ASC 470-20 using the Black-Scholes pricing model and the following assumptions: contractual terms of 4 years, an average risk free interest rate of 1.86%, a dividend yield of 0%, and volatility of 80.61%.
 Amortization of $18,948 of the discount due to the beneficial conversion feature was recorded for nine months ended September 30, 2011.
On August 1, 2011, Cougar issued an $85,000 CAN secured convertible debenture on receipt of funds representing the fourth draw on the financing agreement facility previously described.

The Company recognized and measured an aggregate of $36,094 of the proceeds, which is equal to the allocated intrinsic value of the embedded beneficial conversion feature, to additional paid-in capital and a discount against the debenture.

The Company determined the allocated value attributable to the warrants in the amount of $30,298 and will recognize a charge to interest expense upon issuance. The Company valued the warrants in accordance with ASC 470-20 using the Black-Scholes pricing model and the following assumptions: contractual terms of 4 years, an average risk free interest rate of 1.86%, a dividend yield of 0%, and volatility of 80.61%.

Amortization of $4,010 of the discount due to the beneficial conversion feature was recorded for nine months ended September 30, 2011.

On September 1, 2011, Cougar issued an $85,000 CAN secured convertible debenture on receipt of funds representing the fifth draw on the financing agreement facility previously described.

The Company recognized and measured an aggregate of $40,116 of the proceeds, which is equal to the allocated intrinsic value of the embedded beneficial conversion feature, to additional paid-in capital and a discount against the debenture.

The Company determined the allocated value attributable to the warrants in the amount of $31,983 and will recognize a charge to interest expense upon issuance. The Company valued the warrants in accordance with ASC 470-20 using the Black-Scholes pricing model and the following assumptions: contractual terms of 4 years, an average risk free interest rate of 1.58%, a dividend yield of 0%, and volatility of 88.47%.

Amortization of $2,229 of the discount due to the beneficial conversion feature was recorded for nine months ended September 30, 2011.

During the nine months ended September 30, 2011, the Company modified the conversion features of the originally issued convertible notes dated February 25, 2011, April 13, 2011 and May 5, 2011.  As such, the Company wrote off the remaining original debt discounts of $669,045 to current period operations.

The short term notes payable is comprised of the following:

On December 19, 2009, the Company issued a $15,000 U.S. promissory note, due on demand with interest at Canada prime plus 2%.  As of September 30, 2011, the balance under this promissory note was $17,053 CAN.

7.         INTERCOMPANY NOTE PAYABLE

	September 30, 2011	December 31, 2010
Convertible note to Kodiak Energy, Inc., gross amount	$900,000	$-
Accrued interest at prime plus 3%	35,951	-
Amount of discount to be accreted in the future (over 10 months)	(45,795)	-
Net carrying value	$890,156	$-

The Company received $900,000 from Kodiak Energy Inc. and issued an 18 months unsecured convertible note to Kodiak on January 31, 2011 in the same amount with an interest rate of prime plus 3% per annum. Kodiak will also receive a 1% gross over-riding royalty on two wells that the funds were intended to finance. The value of the gross over-riding royalty of $82,431 was set up as a debt discount and will be accreted over the life of the note. The note is convertible into common shares of the Company at a price of $3.52 per share.

8.         ASSET RETIREMENT OBLIGATIONS

The Company’s unaudited interim financial statements reflect the provisions of Accounting Standards Codification Subtopic 410-20, Asset Retirement Obligations (“ASC 410-20”) ASC 410-20 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized in the period when it is incurred. Oil and gas producing companies incur this liability upon acquiring or drilling a well. Under the method prescribed by ASC 410-20, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the unaudited interim Balance Sheet. Periodic accretion of discount of the estimated liability is recorded, as appropriate, as an expense in the unaudited interim Statement of Operations and is included in depletion, depreciation and accretion. The Company’s asset retirement obligations relate to all of the wells. The Company has recognized an asset retirement liability of $1,769,899 at September 30, 2011 and of $1,332,747 at December 31, 2010.

At September 30, 2011, the estimated total undiscounted amount required to settle the asset retirement obligations was $3,718,775 (December 31, 2010 - $3,023,859). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extends up to 14 years into the future. This amount has been discounted using a credit adjusted risk-free interest rate of 7.5% and a rate of inflation of 2.5%.

Changes in the carrying amounts of the asset retirement obligations associated with the Company’s oil and natural gas properties are as follows:

	September 30, 2011	December 31, 2010
Asset retirement obligations, beginning of the period	$1,332,747	$1,311,206
Additions	349,703	-
Accretion	87,449	37,207
Assets retired	-	(15,666)
Asset retirement obligations, end of period	$1,769,899	$1,332,747

 9.         STOCKHOLDERS EQUITY

The Company is authorized to issue an unlimited number of no par value preferred and common stock.

As of September 30, 2011 and December 31, 2010, the Company had no preferred stock issued and outstanding and had outstanding common stock totaling 67,887,612 and 64,047,111 shares, respectively.

During the 9 months ended September 30, 2011, the Company issued 3,840,501 common shares in exchange for warrants and cash totaling $1,265,845.

During the five months ended December 31, 2010, the Company issued 185,840 common shares, at fair value, in repayment of debt in the amount of $482,768, issued 2,007,918 common shares in exchange for the exercise of warrants and cash totaling $590,220 after expenses and 648,444 shares of the Company’s common stock in exchange for a related party note receivable. Kodiak Energy, Inc. acquired debt instruments of Cougar Energy, Inc. and then converted the debt to shares in Cougar Oil and Gas Canada, Inc.

During the year ended July 31, 2010, the Company issued 6,930 shares of the Company’s common stock in exchange for exercise of warrants and cash of $3,999.

On January 25, 2010, in connection with the reverse acquisition, the Company affected a three-for-one (3 to 1) stock split of its issued and outstanding shares of no par value common stock. All references in the unaudited interim financial statements and the notes to the unaudited interim financial statements, number of shares, and share amounts have been retroactively restated to reflect the split.

10.         STOCK OPTIONS AND WARRANTS

Options

Cougar Oil and Gas Canada Stock Option Plan

Cougar Oil and Gas Canada has a stock option plan under which it may grant options to its directors, officers, employees and consultants for up to a maximum of 10% of its issued and outstanding common shares at market price at the date of grant for up to a maximum term of five years. Options are exercisable 1/3 per year over the first three years of the term of the option.

Transactions involving options issued to employees are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 2009	-	$
Granted	1,260,000		2.47
Exercised	-		-
Canceled or expired	-		-
Outstanding at December 31, 2010	1,260,000		$2.47
Granted	400,000		3.07
Exercised	-		-
Transfers (see below)	4,455,000		0.18
Cancelled or expired	(300,000)		(0.29)
Outstanding at September 30, 2011	5,815,000		$0.87

During the nine months ended September 30, 2011, the Company granted 400,000 stock options with an exercise price of $3.07 per share expiring five years from issuance.  The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	81%
Risk free rate:	2.71%

On January 1, 2011, Cougar Energy, Inc. merged with its parent, Cougar Oil and Gas Canada Inc. Both of the companies are Alberta corporations and were merged in a statutory amalgamation under Alberta corporate law. Upon that merger, and after giving effect to the Cougar Oil and Gas Canada/Cougar Energy Inc. share exchange at 1:1.5 and the subsequent 3:1 split of Cougar Canada Oil and Gas Canada Inc. shares, the 725,000 and 265,000 outstanding Cougar Energy, Inc. stock options exercisable at $0.65 and $1.30 per share respectively shown above became 3,262,500 and 1,192,500 outstanding Cougar Oil and Gas Canada stock options exercisable at $0.144 and $.289 per share, respectively.

A summary of options granted and outstanding under the plan is as follows:

Outstanding			Exercisable
Number outstanding at September 30, 2011	Weighted Average remaining Contractual life	Weighted average Exercises Price	Number outstanding at September 30 , 2011	Weighted average Exercise price
3,262,500	2.29	$0.144	2,175,000	$0.144
892,500	3.08	0.289	555,000	0.289
35,000	3.50	2.02	-	-
600,000	3.67	2.38	-	-
50,000	4.04	1.40	-	-
50,000	4.08	1.52	-	-
45,000	4.17	1.83	-	-
30,000	4.19	2.36	-	-
450,000	4.21	2.92	-	-
400,000	4.50	3.07
5,815,000	2.92	$0.87	2,730,000	$0.174

During the year ended July 31, 2010, the Company granted an aggregate of 635,000 stock options with an exercise price from $2.02 to $2.38 expiring five years from issuance.  The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	100.0%
Risk free rate:	2.61% to 2.89%

During the five months ended December 31, 2010, the Company granted an aggregate of 625,000 stock options with an exercise price from $1.40 to $2.92 expiring five years from issuance.  The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	100.0%
Risk free rate:	1.94% to 2.56%

During the nine months ended September 30, 2011, the Company granted an aggregate of 400,000 stock options with an exercise price of $3.07 expiring five years from issuance.  The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	81.0%
Risk free rate:	2.71%

Warrants

At September 30, 2011, there were no remaining warrants outstanding for the shares of the Company’s common stock that had been previously issued to shareholders.
 Transactions involving the Company’s warrant issuance are summarized as follows:

	Number of Shares	Weighted Average Price Per Share

Outstanding at December 31, 2009	-	$-
Issued	6,223,506	0.33
Exercised	(2,014,848)	0.29
Canceled or expired	-	-
Outstanding at December 31, 2010	4,208,658	$0.35
Issued	-	-
Exercised	(3,840,501)	(0.33)
Canceled or expired	(368,157)	(0.56)
Outstanding at September 30, 2011	-	-

11.       RELATED PARTY TRANSACTIONS

From time to time, the Company’s majority shareholder, Kodiak Energy, Inc. has provided working capital to the Company.  There are no formal repayment terms and the loan is interest free.  As of September 30, 2011 and December 31, 2010, the balance due was $338,504 and $458,008, respectively.

On January 31, 2011, the Company received $900,000 from Kodiak Energy Inc. and issued an 18 months unsecured convertible note to Kodiak in the same amount with an interest rate of prime plus 3% per annum. Kodiak will also receive a 1% gross over-riding royalty on two wells that the funds are intended to finance. The note is convertible into common shares of the Company at a price of $3.52 per share.

The Company was invoiced $45,000 from a company owned and controlled by the chairman of the Company for management consulting services during the nine months ended September 30, 2011 ($45,000 September 30, 2010).  Of this amount, $10,500 was payable on September 30, 2011 ($10,500 – September 30, 2010).  For the nine months ended September 30, 2011 and 2010, the Company paid $23,870 and $19,651 to a Director and the former Chief Financial Officer.  No amounts were outstanding at September 30, 2011 or September 30, 2010.  The Company was invoiced by the wife of the chairman of the Company $3,540 for administration consulting services during the nine months ended September 30, 2011 ($17,340 – September 30, 2010).  Of this amount, $3,717 was outstanding on September 30, 2011 ($6,300 – September 30, 2010).  These amounts were charged to General and Administrative Expense.

These related party transactions were non arm's length transactions in the normal course of business and agreed to by the related parties and the Company based on negotiations and Board approval and accordingly had been measured at the exchange amounts.

12.       COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of September 30, 2011 and 2010, the Company had lease commitments for office space and equipment as shown below:

	2011	2010
Amounts payable in:
2011	$52,069	$41,827
2012	208,275	167,307
2013	75,394	41,827

The Company relocated its offices in December 2009 and pays rent of approximately $14,000 per month until the lease expires in February 2013.  The rent expense for the nine months ended September 30, 2011 and 2010 was $132,602 and $94,824, respectively.  The remaining lease commitments pertain to two trucks and a number of office computers.

Litigation

The Company is subject to other legal proceedings and claims, which arise in the ordinary course of its business.  Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

13.       FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

ASC 825-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 825-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

 Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

The carrying amounts of financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, other current liabilities, revolving credit facility and debt approximate their fair values due to their short maturities and variable interest rate on the revolving credit facility and fixed rates which approximate market rates on notes payable.

14.       SUBSEQUENT EVENTS

On October 12, 2011 Kodiak Energy Inc. (Kodiak) and Cougar Oil and Gas Canada Inc. (Cougar) filed in the Court of Queen’s Bench of Alberta a Statement of Claim against CREEnergy Oil and Gas Inc. (CREEnergy) and four individuals associated with CREEnergy. Kodiak and Cougar are seeking compensatory, punitive and exemplary damages in excess of $1,465,000 from CREEnergy et al.  The statement of claim outlines the misrepresentations from CREEnergy et al which led to CREEnergy et al entering into agreements with Kodiak and Cougar regarding the proposed development of certain oil and natural gas properties. CREEnergy et al claimed to have legal authority to enter into binding agreements with Kodiak and Cougar and accepted payments from Kodiak and Cougar based on fee schedules described in the binding agreements. CREEnergy et al did not have the authority to enter into any type of agreement with Kodiak and Cougar for the certain oil and natural gas properties which further resulted in CREEnergy et al enjoying unlawful enrichment while not satisfying any of the commitments defined in the agreements. Kodiak and Cougar intend to aggressively pursue the recovery of damages from CREEnergy et al.

On November 1, 2011, TAMM Oil and Gas Corporation and the Company agreed to terminate the farm in previously announced on March 17, 2011 in order to replace it with a new agreement.

On November 7, 2011 the Company signed an agreement with a public company - TAMM Oil and Gas Corp (a related party due to common CEO) and a private corporation (also a related party due to common family relationships between board members) to provide Services including Project Management, engineering, Geophysical and designated Operator under the context of ERCB regulations and CAPL definitions for an operations plan for the group’s Manning projects. Cougar will be compensated for the services provided and receive a 5% working interest in the combined project after one year.

On November 8, 2011 – as an employee retention plan, the Board of Directors approved a re-pricing of 1,610,000 outstanding employee options to the 5 day volume weighted average as of close of business – no other revision to the terms of those options.  The Board also approved an award totaling 775,000 options under the terms of the approved option plan which included 550,000 options to board members and 225,000 options to employees.

The Company has issued secured convertible debentures under the terms of the financing facility described in Note 6 in the amount of $170,000 based on funds received subsequent to September 30, 2011.